pSivida Announces Board Change

May 1 2007, 8:30 AM EST

Business Wire

pSivida Limited (NASDAQ:PSDV)(ASX:PSD)(Xetra:PSI), today announced that Dr. Roger Aston, who joined the Board as a Non-executive Director in December 2006 has resigned to focus on other activities including his role as the CEO of his new Australian based company, HalcyGen Pharmaceuticals Limited.

Dr. Aston was previously a Director and Co-Founder of pSivida and stepped down in 2005 in order to pursue other activities. Dr. Aston rejoined the pSivida Board in December 2006 to assist the Company in an important period in its development.

pSivida Non-executive Chairman, Dr. David Mazzo said, "Dr. Aston has been an important participant in bringing pSivida into a new phase of development and the Company thanks Dr. Aston for his significant contribution."

Dr. Aston said, "I am satisfied that pSivida is now well placed to capitalize on its technology and intellectual property base. I believe the Company's existing partnerships provide a solid long-term foundation for the company to grow its business."

The Company wishes Dr. Aston good luck with his new venture.

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert(R) is FDA approved for the treatment of uveitis. Vitrasert(R) is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert(R) and Retisert(R). pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur(TM) for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur(TM) technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon(TM), which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon(TM) product, BrachySil(TM) delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida's intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties, including the risk that we will not be able to capitalize on our technology and intellectual property base or grow our business; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; and the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.